Filed by AK Steel Holding Corporation pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-

12 under the Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

The following is a joint press release issued by AK Steel Holding Corporation and Cleveland-Cliffs Inc. on February 26, 2020.”

NEWS RELEASE

Cleveland-Cliffs Inc. Commences Tender Offers and AK Steel Corporation Commences Consent Solicitations

CLEVELAND & WEST CHESTER, OH – February 26, 2020 – Cleveland-Cliffs Inc. (NYSE: CLF) (“Cliffs”) and AK Steel Holding Corporation (NYSE: AKS) (“AK Steel”) today announced that, in connection with the anticipated acquisition of AK Steel by Cliffs, Cliffs has commenced offers to purchase for cash (each a “Tender Offer” and, collectively, the “Tender Offers”) any and all outstanding 7.625% Senior Notes due 2021 and 7.50% Senior Secured Notes due 2023 issued by AK Steel Corporation, a wholly owned subsidiary of AK Steel (collectively, the “AK Steel Notes”). In conjunction with the Tender Offers, AK Steel Corporation is soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the AK Steel Notes to eliminate certain of the covenants, restrictive provisions and events of default from such indentures (collectively, the “Proposed Amendments”) and, with respect to the 7.50% Senior Secured Notes due 2023, release the liens securing such notes.

The following table sets forth the amount of the Tender Offer Consideration, Early Participation Payment and Total Consideration (each as defined below) for each series of AK Steel Notes:

			Per $1,000 Principal Amount
Title of Series / CUSIP Number of AK Steel Notes	Aggregate Outstanding Principal Amount	Early Participation Deadline	Tender Offer Consideration(1)	Early Participation Payment(2)	Total Consideration(1)(3)
7.625% Senior Notes due 2021 001546 AS9	$406,200,000	5:00 p.m., New York City time, March 10, 2020	$954.35	$50.00	$1,004.35
7.50% Senior Secured Notes due 2023 001546 AT7	$380,000,000	5:00 p.m., New York City time, March 10, 2020	$991.75	$50.00	$1,041.75

(1)	Excludes accrued and unpaid interest up to, but not including, the applicable Settlement Date (as defined below), which will be paid in addition to the Tender Offer Consideration.
(2)

In order to be eligible to receive the applicable Early Participation Payment, Holders (as defined below) must validly tender their AK Steel Notes and deliver their related consents at or prior to the Early Participation Deadline (as defined below).

(3)	Includes the Tender Offer Consideration and the Early Participation Payment.

Cliffs and AK Steel Corporation are making the Tender Offers and Consent Solicitations pursuant to the terms of and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated February 26, 2020 (the “Statement”).

For each $1,000 principal amount of AK Steel Notes validly tendered prior to 12:01 a.m., New York City time, on March 25, 2020 (the “Expiration Time”) and not validly withdrawn, holders of AK Steel Notes (collectively, the “Holders”) will be eligible to receive the applicable tender offer consideration set out in the table above (the “Tender Offer Consideration”). Any Holder of AK Steel Notes that validly delivers (or is deemed to have validly delivered) a consent at or prior to 5:00 p.m., New York City time, on March 10, 2020, unless extended (the “Early Participation Deadline”), and does not validly revoke such consent at or prior to the Withdrawal Deadline (as defined below), will be entitled to receive the applicable Early Participation Payment set out in the table above (the “Early Participation Payment”). Holders who tender (and do not validly withdraw) their AK Steel Notes at or prior to the Early Participation Deadline will be entitled to receive the applicable Tender Offer Consideration and Early Participation Payment (collectively, the “Total Consideration”) on the Early Settlement Date (as defined below). Holders who tender (and do not validly withdraw) their AK Steel Notes after the Early Participation Deadline and prior to the Expiration Time will only be entitled to receive the applicable Tender Offer Consideration on the Final Settlement Date (as defined below). In addition to the Tender Offer Consideration and Early Participation Payment, as applicable, tendering Holders will receive accrued and unpaid interest from the last interest payment date with respect to their series of AK Steel Notes, up to, but not including, the applicable Settlement Date for all of their AK Steel Notes that Cliffs accepts for purchase in an applicable Tender Offer.

AK Steel Notes that have been validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on March 10, 2020 (the “Withdrawal Deadline”). However, to be eligible to receive the Tender Offer Consideration, such withdrawn AK Steel Notes must be validly re-tendered (and not withdrawn) at or prior to the Expiration Time.

Holders may not deliver consents to the Proposed Amendments in a Consent Solicitation without tendering AK Steel Notes in the applicable Tender Offer, and may not tender AK Steel Notes in a Tender Offer without delivering consents to the Proposed Amendments in the applicable Consent Solicitation.

The “Early Settlement Date” will be the business day Cliffs selects promptly following the Early Participation Deadline and the satisfaction or waiver of the conditions to consummation of the Tender Offers and the Consent Solicitations, including the consummation of the Merger (as defined below), which is expected to be on March 13, 2020. The Early Settlement Date may be as early as the date of the consummation of the Merger. The “Final Settlement Date” will be promptly after the Expiration Time. We refer to the Early Settlement Date and the Final Settlement Date as the “Settlement Date,” as applicable.

To the extent any AK Steel Notes are not purchased through the Tender Offers, Cliffs currently intends to cause AK Steel to effect the redemption of any such AK Steel Notes as soon as practicable after the consummation of the Merger in accordance with the terms of the respective indentures governing the AK Steel Notes, as may be modified by the Proposed Amendments.

AK Steel is soliciting consents from the Holders (i) to the Proposed Amendments to eliminate certain of the restrictive covenants and events of default applicable to the AK Steel Notes, shorten the period of notice required in connection with a call of the AK Steel Notes for redemption and, with respect to the 2023 Notes, release the liens securing the 2023 Notes and (ii) to the execution and delivery of supplemental indentures to the indentures governing the AK Steel Notes in order to effect the Proposed Amendments. The consent of the Holders of a majority of the aggregate outstanding principal amount of the 2021 Notes will be required to effectuate the applicable Proposed Amendments with respect to the 2021 Notes. The consent of the Holders of a majority of the aggregate outstanding principal amount of the 2023 Notes (and at least two-thirds of the aggregate outstanding principal amount of the 2023 Notes with respect to the release of the liens securing the 2023 Notes) will be required to effectuate the applicable Proposed Amendments with respect to the 2023 Notes.

The Tender Offers and Consent Solicitations are conditioned upon the consummation of the pending acquisition of AK Steel by Cliffs pursuant to the Agreement and Plan of Merger, dated as of December 2, 2019 (as it may be amended, the “Merger Agreement”), by and among Cliffs, AK Steel and Pepper Merger Sub Inc., a direct wholly owned subsidiary of Cliffs (“Merger Sub”), which condition cannot be waived. Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into AK Steel (the “Merger”) with AK Steel surviving the Merger as a wholly owned

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subsidiary of Cliffs. In addition, the Tender Offers and Consent Solicitations are being made in conjunction with, and are conditioned upon the consummation of, Cliffs’ issuance of a new series of secured notes and/or a new series of unsecured notes (collectively, the “Financing Transactions). The Tender Offers and Consent Solicitations are conditioned upon Cliffs having available funds, including gross proceeds from the Financing Transactions, sufficient to pay the Total Consideration with respect to all AK Steel Notes (regardless of the amount of AK Steel Notes tendered pursuant to the Tender Offers), accrued interest and all related fees and expenses, on terms and conditions acceptable to Cliffs, in its sole discretion. Additionally, each Tender Offer and Consent Solicitation is conditioned upon the completion of the other Tender Offer and Consent Solicitation, although Cliffs may waive such condition at any time with respect to either Tender Offer. AK Steel Corporation has agreed that any waiver of such condition by Cliffs with respect to either Tender Offer will automatically waive such condition with respect to the corresponding Consent Solicitation, as applicable. The consummation of the Merger is not conditioned upon the successful closing of any Tender Offer or Consent Solicitation.

Cliffs has engaged Credit Suisse as Dealer Manager and Solicitation Agent for the Tender Offers. Copies of the Statement may be obtained from Global Bondholder Services Corporation, the Depositary and Information Agent, by phone at (866) 924-2200 (toll-free) or (212) 430-3774 (collect for banks and brokers). Please direct questions regarding the Tender Offer to Credit Suisse at (800) 820-1653 (toll-free) or (212) 538-1862 (collect for banks and brokers).

About Cleveland-Cliffs

Founded in 1847, Cleveland-Cliffs is the largest and oldest independent iron ore mining company in the United States. Cleveland-Cliffs is a major supplier of iron ore pellets to the North American steel industry from its mines and pellet plants located in Michigan and Minnesota. In 2020, Cleveland-Cliffs expects to be the sole producer of hot briquetted iron (HBI) in the Great Lakes region with the development of its first production plant in Toledo, Ohio. Driven by the core values of safety, social, environmental and capital stewardship, Cleveland-Cliffs’ employees endeavor to provide all stakeholders with operating and financial transparency.

About AK Steel

AK Steel is a leading producer of flat-rolled carbon, stainless and electrical steel products, primarily for the automotive, infrastructure and manufacturing, including electrical power, and distributors and converters markets. Through its subsidiaries, the company also provides customer solutions with carbon and stainless steel tubing products, hot- and cold-stamped components, and die design and tooling. Headquartered in West Chester, Ohio (Greater Cincinnati), the company has approximately 9,300 employees at manufacturing operations in the United States, Canada and Mexico, and facilities in Western Europe.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed Merger and the anticipated benefits thereof. These and other forward-looking statements reflect AK Steel’s and Cliffs’ current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AK Steel’s or Cliffs’ control.

They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed Merger on the anticipated terms and timing, including obtaining shareholder approvals and anticipated tax treatment, or at all, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of Cliffs to integrate its and AK Steel’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed Merger, (v) pending litigation relating to the proposed Merger and potential future litigation that could be instituted against AK Steel, Cliffs or their respective directors, (vi) the risk that disruptions from the proposed Merger will harm AK Steel’s or Cliffs’ business, including current plans and operations, (vii) the ability of AK Steel or Cliffs to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships

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resulting from the announcement or completion of the proposed Merger, (ix) uncertainty as to the long-term value of Cliffs’ common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed Merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement (as defined below) filed with the SEC by Cliffs in connection with the proposed Merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward-looking statements or which could have a material adverse effect on AK Steel’s or Cliffs’ respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AK Steel’s and Cliffs’ respective periodic reports filed with the SEC, including AK Steel’s annual report on Form 10-K and Cliffs’ annual report on Form 10-K. Neither AK Steel nor Cliffs assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

Additional Information and Where to Find It

In connection with the proposed Merger, on January 8, 2020, Cliffs filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as amended and as it may be supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. The Registration Statement was declared effective by the SEC on February 4, 2020. On February 4, 2020, AK Steel also filed with the SEC its definitive joint proxy statement/prospectus in connection with the proposed Merger. AK Steel and Cliffs began mailing the definitive joint proxy statement/prospectus to their respective stockholders and shareholders on or around February 5, 2020. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain copies of the Registration Statement, the definitive joint proxy statement/prospectus and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by AK Steel, including the definitive joint proxy statement/prospectus, are also available from AK Steel free of charge at its website, www.aksteel.com, or by contacting its Investor Relations at (513) 425-5215. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at (216) 694-6544.

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Participants in the Solicitation Regarding the Proposed Merger

AK Steel and Cliffs and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Information regarding Cliffs’ directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Additional information regarding the interests of these participants are included in the definitive joint proxy statement/prospectus and the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or purchase, or the solicitation of an offer to sell or purchase, or the solicitation of any vote of approval or the solicitation of tenders or consents with respect to any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In the case of the Tender Offers and Consent Solicitations, the Tender Offers and Consent Solicitations are being made solely pursuant to the Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

Contacts

Cleveland-Cliffs

Investor Relations:

Paul Finan

Director, Investor Relations

(216) 694-6544

Media:

Patricia Persico

Director, Corporate Communications

(216) 650-0168

AK Steel

Investor Relations:

Douglas O. Mitterholzer

General Manager, Investor Relations

(513) 425-5215

Media:

Lisa H. Jester

Corporate Manager, Communications and Public Relations

(513) 425-2510

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